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                                                                    EXHIBIT 99.0


                  WASHINGTON GAS LIGHT COMPANY AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      Twelve Months Ended December 31, 1999
                                   (Unaudited)

                             (Dollars in Thousands)

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
FIXED CHARGES
     Interest Expense                                                           $     38,050
     Amortization of Debt Premium, Discount and Expense                                  513
     Interest Component of Rentals                                                        12
                                                                                ------------
         Total Fixed Charges                                                    $     38,575
                                                                                ============

EARNINGS
     Net Income                                                                 $     83,632
         Add:
                Income Taxes Applicable to Utility Operating Income                   45,967
                Income Taxes Applicable to Non-Utility Operating Income                4,927
                Income Taxes Applicable to Other Income (Expenses)--Net                 (411)
                Total Fixed Charges                                                   38,575
                                                                                ------------
         Total Earnings                                                         $    172,690
                                                                                ------------
Ratio of Earnings to Fixed Charges                                                       4.5
                                                                                ============




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